Exhibit 4.2

DESCRIPTION OF SECURITIES

The following description summarizes the material terms of our capital stock as of the date of this registration statement. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our Articles of Incorporation and our Bylaws, and to the provisions of applicable Delaware law.

Common Stock

On the date hereof, there were 4,807,802,061 shares of common stock issued and outstanding. We are authorized to issue up to 6,000,000,000 shares of our common stock, par value $0.001. Each share of common stock entitles the holder to one (1) vote on each matter submitted to a vote of our shareholders, including the election of Directors. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, our Shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the common stock. In the event of liquidation, dissolution or winding up of the Company, our Shareholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

We are authorized to issue up to 85,000,000 shares of preferred stock, par value $0.000001, issuable in one or more series as may be determined by the Board. Preferred Stock may be issued from time to time in one or more series as determined by the Board of Directors in its sole discretion.

Our Board of Directors is authorized to determine or alter any or all of the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares comprising any such series subsequent to the issue of shares of that series, to set the designation of any series, and to provide for rights and terms of redemption, conversion, dividends, voting rights, and liquidation preferences of the shares of any such series.

Series A Preferred Stock

On June 6, 2008, the Board designated a class of Preferred Stock as the “Series A Preferred Stock,” par value $0.0001, with 10,000,000 authorized shares, of which all ten million are outstanding. Holders of Series A Preferred Stock are: (i) entitled to receive dividends or other distributions as may be declared by the Board of Directors in preference to the holders of Common Stock or other junior stock; (ii) entitled to 100 votes per share of Series A Preferred Stock on all matters submitted to a vote of the shareholders together with the Common Stock holders; (iii) entitled to convert each one (1) share of Series A Preferred Stock into one hundred (100) shares of Common Stock.

Series B Convertible Preferred Stock

On January 18, 2011, the Board has designated a class of Preferred Stock as the “Series B Convertible Preferred Stock,” par value $0.001, with 10,000,000 authorized shares. The Board and holder of the Series B Convertible Preferred Stock approved the revocation of the Series B Convertible Preferred Stock in May 2021. We intend to file amendments with the State of Delaware cancelling the Series B Convertible Preferred Stock in the near future.

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Series C Convertible Preferred Stock

Effective June 23, 2021, the Board designated a class of Preferred Stock as the “Series C Preferred Shares,” par value $0.001, with 50,000,000 authorized shares, of which 30 million is issued and outstanding. Each one share of Series C Convertible Preferred Stock converts into 100 shares of common stock of the Corporation at the election of the holder, and each holder is entitled to 100 votes per share of Series C Preferred Shares.

Options

We have no options to purchase shares of our common stock or any other of our securities outstanding as of the date of this Prospectus.

Warrants

We have no warrants to purchase shares of our common stock or any other of our securities outstanding as of the date of this Prospectus.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in its business operations and accordingly, the board of directors does not anticipate declaring any dividends in the foreseeable future.

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